Nova Star Innovations, Inc.

369 East 900 South, Suite 281

Salt Lake City, UT 84111

October 10, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Nova Star Innovations, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 22, 2011

Correspondence Submitted August 5, 2011

File No.  000-33399

Dear Ms. Jenkins,

This letter is in response to your comment letter dated September 13, 2011 regarding the above identified Form 10-K of Nova Star Innovations, Inc. (the “Company”).  The Company has decided to engage another accounting firm to reaudit the cumulative period from April 25, 1986 through December 31, 2008.  The Company anticipates that the reaudit will require approximately 15-20 business days to complete.   Accordingly, the Company intends to file the amended Form 10-K by no later than November 8, 2011.

If you have further questions or concerns please contact the Company’s counsel, Cindy Shy, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Mark S. Clayton

Mark S. Clayton

President